UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) Or 13(e)(1)
of the Securities Exchange Act of 1934

Aware, Inc.
(Name of Subject Company (Issuer))

Aware, Inc.
(Name of Filing Person (Offeror/Issuer))

Options to Purchase Common Stock
Par Value $.01 Per Share
(Title of class of securities)

05453N-10-0
 (CUSIP number of class of securities)

Michael A. Tzannes
Chairman & Chief Executive Officer
Aware, Inc.
40 Middlesex Turnpike
Bedford, MA 01730
Telephone: (781) 276-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
William R. Kolb, Esq.
Foley Hoag LLP
155 Seaport Blvd.
Boston, MA 02210
Telephone: (617) 832-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$531,549	$29.66

*
Estimated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Aware, Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 1,129,555 shares of Aware, Inc. common stock and have an aggregate value of $531,549, calculated using the Black-Scholes option pricing model.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under the caption “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options for a Grant of the Right to Receive New Shares of Unrestricted Common Stock, dated December 14, 2009, attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer is Aware, Inc. The address of the principal executive offices of Aware is 40 Middlesex Turnpike, Bedford, Massachusetts 01730. The telephone number of the principal executive offices of Aware is (781) 276-4000.

(b) Securities. This Tender Offer Statement on Schedule TO relates to a one-time stock option exchange program (“option exchange”) pursuant to which Aware is offering certain employees the opportunity to exchange certain options (“eligible options”) to purchase up to an aggregate of 1,129,555 shares of Aware’s common stock, whether vested or unvested, that were granted under one of Aware’s existing equity incentive plans and have a per share exercise price equal to or greater than $2.24. These eligible options may be exchanged for a grant (a “Stock Award”) of the right to receive a number of new unrestricted shares of common stock (“New Shares”) to be granted under the Aware, Inc. 2001 Nonqualified Stock Plan, as amended.

Employees who are eligible for the option exchange (“eligible employees”) include all active employees of Aware or its subsidiary on the date of the Offer to Exchange and who remain active employees through the completion of the option exchange. Notwithstanding the foregoing, Aware’s executive officers and members of Aware’s board of directors are not eligible to participate in the option exchange.

The subject class of securities consists of the eligible options. The actual number of New Shares subject to Stock Awards will depend on the number of shares of Aware common stock subject to the eligible options that are exchanged. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet—Questions and Answers” and “Risks of Participating in the Stock Option Exchange Program,” and Sections 2, 6 and 9 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Award Granted in the Option Exchange; Number of New Shares; Completion Date,” “Acceptance of Options for Exchange; Grant of Stock Awards,” and “Source and Amount of Consideration; Terms of Stock Awards,” respectively, is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 8 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Price Range of Shares Underlying the Options” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

Aware is both the filing person and the issuer. The information set forth under Item 2(a) above is incorporated herein by reference. Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet—Questions and Answers” and Sections 1, 2, 3, 4, 5, 6, 7, 8, 9, 12, 13, 14 and 15 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Eligibility,” “Award Granted in the Option Exchange; Number of New Shares; Completion Date,” “Purposes of the Offer and Reasons for Structure of the Offer,” “Procedures for Electing to Exchange Options,” “Withdrawal Rights and Change of Election,” “Acceptance of Options for Exchange; Grant of Stock Awards,” “Conditions of the Offer,” “Price Range of Shares Underlying the Options,” “Source and Amount of Consideration; Terms of Stock Awards,” “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” “Legal Matters; Regulatory Approvals,” “Material Income Tax Consequences” and “Extension of Offer; Termination; Amendment,” respectively, and Schedule B to the Offer to Exchange is incorporated herein by reference.

(b) Purchases. Members of Aware’s board of directors and Aware’s executive officers are not eligible to participate in the option exchange. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference. The terms and conditions of the Rights Agreement dated as of October 2, 2001 between Aware, Inc. and Equiserve Trust Company, N.A., as Rights Agent, as amended; the Aware, Inc. 1996 Stock Option Plan, as amended and restated; the Aware, Inc. 1996 Employee Stock Purchase Plan, as amended and restated; the Aware, Inc. 2001 Nonqualified Stock Plan; the Form of Nonqualified Stock Option Agreement under the 2001 Nonqualified Stock Plan for options granted to executive officers and directors prior to May 21, 2008; the Form of Nonqualified Stock Option Agreement under the 2001 Nonqualified Stock Plan for options granted to executive officers and directors from and after May 21, 2008; Offer Letter dated December 17, 2007 by and between Richard Moberg and Aware, Inc; the Form of Stock Appreciation Rights Award under the 2001 Nonqualified Stock Plan for stock appreciation rights granted to executive officers and directors; the Form of Amendment to Incentive Stock Option Agreement for options granted to executive officers and directors under the 1996 Stock Option Plan; the Form of Amendment to Nonqualified Stock Option Agreement under the 2001 Nonqualified Stock Plan; and the Form of Unrestricted Stock Award Agreement under the Offer to Exchange Certain Outstanding Stock Options for a Grant of the Right to Receive New Shares of Unrestricted Common Stock dated December 14, 2009 are incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet—Questions and Answers” and Section 3 under the caption “The Offer to Exchange” entitled “Purposes of the Offer and Reasons for Structure of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in Sections 6 and 12 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Acceptance of Options for Exchange; Grant of Stock Awards” and “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” respectively, is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet—Questions and Answers” and Section 3 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Purposes of the Offer and Reasons for Structure of the Offer” is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in Section 9 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Source and Amount of Consideration; Terms of Stock Awards” is incorporated herein by reference.

(b) Conditions. The information set forth in Section 7 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in Section 11 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in Schedule B to the Offer to Exchange and Sections 10 and 17 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Information Concerning Aware” and “Additional Information,” respectively, is incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 are available electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b) Pro Forma Financial Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Sections 11 and 13 of the Offer to Exchange under the caption “The Offer to Exchange” entitled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options” and “Legal Matters; Regulatory Approvals,” respectively, is incorporated herein by reference.

(b) Other Material Information. Not applicable.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for a Grant of the Right to Receive New Shares of Unrestricted Common Stock dated December 14, 2009

(a)(1)(B)	Election Form

(a)(1)(C)	Withdrawal Form

(a)(1)(D)	Form of Unrestricted Stock Award Agreement

(a)(1)(E)	Form of Option Exchange Statement

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)
Rights Agreement dated as of October 2, 2001 between Aware, Inc. and Equiserve Trust Company, N.A., as Rights Agent (filed as Exhibit 4(a) to the Company’s Form 8-K filed on October 3, 2001 and incorporated herein by reference).

(d)(2)
Terms of Series A Participating Cumulative Preferred Stock of Aware, Inc. (filed as Exhibit A to the Rights Agreement filed as Exhibit 4(a) to the Company’s Form 8-K filed on October 3, 2001 and incorporated herein by reference).

(d)(3)	Form of Right Certificate (filed as Exhibit B to the Rights Agreement filed as Exhibit 4(a) to the Company’s Form 8-K filed on October 3, 2001 and incorporated herein by reference).

(d)(4)
Amendment No. 1 to Rights Agreement dated September 6, 2007 between Aware, Inc. and Computershare Trust Company, N.A., as Rights Agent (filed as Exhibit 4.1 to the Company’s Form 8-K filed on September 7, 2007 and incorporated herein by reference).

(d)(5)	1996 Stock Option Plan, as amended and restated (filed as Annex A to the Company’s Definitive Proxy Statement filed on April 11, 2000 and incorporated herein by reference).

(d)(6)	1996 Employee Stock Purchase Plan, as amended and restated (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on November 29, 2005 and incorporated herein by reference).

(d)(7)	Form of Director and Officer Indemnification Agreement (filed as Exhibit 10.4 to the Company’s Form 10-K for the year ended December 31, 2002 and incorporated herein by reference).

(d)(8)	2001 Nonqualified Stock Plan (filed as Exhibit 99(d)(4) to the Company’s Schedule TO filed on March 3, 2003 and incorporated herein by reference).

(d)(9)
Form of Nonqualified Stock Option Agreement under the 2001 Nonqualified Stock Plan for options granted to executive officers and directors prior to May 21, 2008 (filed as Exhibit 10.6 to the Company’s Form 10-K for the year ended 2006 and incorporated herein by reference).

(d)(10)
Form of Nonqualified Stock Option Agreement under the 2001 Nonqualified Stock Plan for options granted to executive officers and directors from and after May 21, 2008 (filed as Exhibit 10.8 to Company’s Form 8-K filed on May 22, 2008 and incorporated herein by reference).

(d)(11)	Offer letter dated December 17, 2007 by and between Richard Moberg and Aware, Inc. (filed as Exhibit 99.2 to Company’s Form 8-K filed on December 18, 2007 and incorporated herein by reference).

(d)(12)
Form of Stock Appreciation Rights Award under the 2001 Nonqualified Stock Plan for stock appreciation rights granted to executive officers and directors (filed as Exhibit 10.1 to Company’s Form 8-K filed on May 26, 2009 and incorporated herein by reference).

(d)(13)
Form of Amendment to Incentive Stock Option Agreement for options granted to executive officers and directors under the 1996 Stock Option Plan (filed as Exhibit 10.1 to Company’s Form 8-K filed on September 9, 2009 and incorporated herein by reference).

(d)(14)
Form of Amendment to Nonqualified Stock Option Agreement for options granted to executive officers and directors under the 2001 Nonqualified Stock Plan (filed as Exhibit 10.1 to Company’s Form 8-K filed on September 9, 2009 and incorporated herein by reference).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2009	Aware, Inc.

	By:	/s/ Michael A. Tzannes
Name: Michael A. Tzannes
Title: Chairman & Chief Executive Officer

INDEX OF EXHIBITS

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for a Grant of the Right to Receive New Shares of Unrestricted Common Stock dated December 14, 2009

(a)(1)(B)	Election Form

(a)(1)(C)	Withdrawal Form

(a)(1)(D)	Form of Unrestricted Stock Award Agreement

(a)(1)(E)	Form of Option Exchange Statement

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)
Rights Agreement dated as of October 2, 2001 between Aware, Inc. and Equiserve Trust Company, N.A., as Rights Agent (filed as Exhibit 4(a) to the Company’s Form 8-K filed on October 3, 2001 and incorporated herein by reference).

(d)(2)
Terms of Series A Participating Cumulative Preferred Stock of Aware, Inc. (filed as Exhibit A to the Rights Agreement filed as Exhibit 4(a) to the Company’s Form 8-K filed on October 3, 2001 and incorporated herein by reference).

(d)(3)	Form of Right Certificate (filed as Exhibit B to the Rights Agreement filed as Exhibit 4(a) to the Company’s Form 8-K filed on October 3, 2001 and incorporated herein by reference).

(d)(4)
Amendment No. 1 to Rights Agreement dated September 6, 2007 between Aware, Inc. and Computershare Trust Company, N.A., as Rights Agent (filed as Exhibit 4.1 to the Company’s Form 8-K filed on September 7, 2007 and incorporated herein by reference).

(d)(5)	1996 Stock Option Plan, as amended and restated (filed as Annex A to the Company’s Definitive Proxy Statement filed on April 11, 2000 and incorporated herein by reference).

(d)(6)	1996 Employee Stock Purchase Plan, as amended and restated (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on November 29, 2005 and incorporated herein by reference).

(d)(7)	Form of Director and Officer Indemnification Agreement (filed as Exhibit 10.4 to the Company’s Form 10-K for the year ended December 31, 2002 and incorporated herein by reference).

(d)(8)	2001 Nonqualified Stock Plan (filed as Exhibit 99(d)(4) to the Company’s Schedule TO filed on March 3, 2003 and incorporated herein by reference).

(d)(9)
Form of Nonqualified Stock Option Agreement under the 2001 Nonqualified Stock Plan for options granted to executive officers and directors prior to May 21, 2008 (filed as Exhibit 10.6 to the Company’s Form 10-K for the year ended 2006 and incorporated herein by reference).

(d)(10)
Form of Nonqualified Stock Option Agreement under the 2001 Nonqualified Stock Plan for options granted to executive officers and directors from and after May 21, 2008 (filed as Exhibit 10.8 to Company’s Form 8-K filed on May 22, 2008 and incorporated herein by reference).

(d)(11)	Offer letter dated December 17, 2007 by and between Richard Moberg and Aware, Inc. (filed as Exhibit 99.2 to Company’s Form 8-K filed on December 18, 2007 and incorporated herein by reference).

(d)(12)
Form of Stock Appreciation Rights Award under the 2001 Nonqualified Stock Plan for stock appreciation rights granted to executive officers and directors (filed as Exhibit 10.1 to Company’s Form 8-K filed on May 26, 2009 and incorporated herein by reference).

(d)(13)
Form of Amendment to Incentive Stock Option Agreement for options granted to executive officers and directors under the 1996 Stock Option Plan (filed as Exhibit 10.1 to Company’s Form 8-K filed on September 9, 2009 and incorporated herein by reference).

(d)(14)
Form of Amendment to Nonqualified Stock Option Agreement for options granted to executive officers and directors under the 2001 Nonqualified Stock Plan (filed as Exhibit 10.1 to Company’s Form 8-K filed on September 9, 2009 and incorporated herein by reference).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.